Exhibit 99.2

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
General Meeting of Shareholders
August 8, 2024

FINAL REPORT OF THE INSPECTOR OF ELECTION

I, the undersigned, the duly appointed Inspector of Election at the General Meeting of Shareholders (the “Meeting”) of Atlantica Sustainable Infrastructure plc (the “Company”), on August 8, 2024, hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)
The Meeting took place at the offices of the Company’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London EC2N 4BQ, United Kingdom, pursuant to notice duly given (the “Notice”).

3)
As of August 6, 2024, the record date for the determination of shareholders entitled to attend the Meeting, there were 116,159,054 shares of the Company’s Ordinary Shares, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

4)	At the Meeting, the holders of 86,699,122 shares of the Company’s Ordinary Shares voted, with at least two members represented in person, constituting a quorum.

5)	The undersigned canvassed the votes of the shareholders cast by ballot or proxy on the matters presented at the Meeting.

6)
Special Resolution. At the Meeting, the vote to implement the Scheme, as defined in and as set out in the Notice, including authorizing the Company’s directors to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect and the amendment to the articles of association of the Company as set out in the Notice, was as follows:

FOR	AGAINST	VOTE WITHHELD

84,100,906	2,515,663	82,553

IN WITNESS WHEREOF, I have made this Final Report and have hereunto set my hand on this 8th day of August, 2024.

Inspector of Election

/s/ Anthony P. Carideo
Anthony P. Carideo